LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
www.linuxgoldcorp.com

Linux Gold Corp.: OTC BB: LNXGF

N E W S         R E L E A S E

TERYL AND LINUX REPORT AUGER DRILLING PROGRAM COMMENCES ON THE FISH CREEK PROPERTY, FAIRBANKS, ALASKA

For Immediate Release, August 3, 2005, Fairbanks, Alaska. Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) and Linux Gold Corp. (LNXGF - OTCBB) are pleased to announce that an extensive auger drilling program has commenced on the All Gold Creek geophysical anomaly, on the Fish Creek property. The auger track rig can drill up to a depth of 80’, several auger drill holes are planned to test the aerial geophysical anomaly and the coincident gravity low target for future R/C drilling, based on positive results for the auger drilling program.

The Fish Creek property is in the Tintina Gold Belt, which is reported to have 23 million ounces of gold reserves from over ten different new deposits. In the Alaskan portion, an additional eight million ounces of placer gold has been produced since 1902, primarily from the Fairbanks district near the Fish Creek property.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100% interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims in Alaska. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD ON BEHALF OF THE BOARD
OF DIRECTORS OF DIRECTORS

LINUX GOLD CORP.	TERYL RESOURCES CORP.

“John Robertson”	“Jennifer Lorette”

John Robertson	Jennifer Lorette

Contact: John Robertson
President
Tel. 800-665-4616

Contact: Business Office
800-665-4616
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.